FILED PURSUANT TO RULE 424(B)(3)

File Number 333-170321

GRAHAM PACKAGING COMPANY INC.

SUPPLEMENT NO. 15 TO

PROSPECTUS DATED DECEMBER 30, 2010

THE DATE OF THIS SUPPLEMENT IS JUNE 23, 2011

ON JUNE 22, 2011, GRAHAM PACKAGING COMPANY INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 15 should be read in conjunction with the Prospectus which is required to be delivered with this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

June 17, 2011

GRAHAM PACKAGING COMPANY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34621	52-2076126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8–K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

☐	Pre–commencement communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e– 4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 17, 2011, Graham Packaging Company Inc. (“Graham Packaging”), Reynolds Group Holdings Limited (“Reynolds”) and Bucephalas Acquisition Corp., an indirect wholly-owned subsidiary of Reynolds (“Merger Sub”) entered into an Agreement and Plan of Merger and an amendment thereto (as amended, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of all parties (and recommended by a special committee of independent directors of Graham Packaging (the “Special Committee”)), Merger Sub will merge with and into Graham Packaging, with Graham Packaging continuing as the surviving corporation and an indirect wholly-owned subsidiary of Reynolds (the “Merger”). Prior to entering into the Merger Agreement, Graham Packaging terminated the previously announced merger agreement (the “Prior Merger Agreement”) with Silgan Holdings Inc. (“Silgan”). In accordance with the terms of the Prior Merger Agreement, Graham Packaging paid a $39.5 million termination fee to Silgan. Under the terms of the Merger Agreement, Reynolds and Merger Sub have acknowledged that the liabilities and damages recoverable by Graham Packaging in the event of a willful and material breach of the Merger Agreement by Reynolds or Merger Sub will include the $39.5 million termination fee paid to Silgan.

As a result of the Merger, each outstanding share of Graham Packaging’s common stock, other than shares owned by Reynolds or Graham Packaging (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $25.50 in cash, without interest. In addition, immediately prior to or contemporaneously with the effective time of the Merger, Graham Packaging Holdings Company, a subsidiary of Graham Packaging (“Holdings”), will engage in a merger that will result in the equity holders of Holdings (other than Graham Packaging) receiving the same cash consideration as is payable in the Merger.

The consummation of the Merger is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of certain foreign antitrust approvals and other customary closing conditions. Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (together, the “Graham Packaging Stockholders”) which collectively own approximately 60% of the outstanding shares of Graham Packaging’s common stock have executed a written consent to approve the transaction, thereby providing the required stockholder approval for the Merger. No further action is required to approve the Merger by the stockholders of Graham Packaging or by the stockholders of Reynolds. Prior to the amendment to the Merger Agreement, the Merger Agreement provided Reynolds with the right to terminate the Merger Agreement if the Graham Packaging Stockholders did not execute and deliver a written consent to approve the transaction within 3 days of execution of the Merger Agreement. Under the terms of the amendment to the Merger Agreement, the merger consideration was increased from $25.00 to $25.50 in cash per share of Graham Packaging common stock, in consideration for Graham Packaging’s agreement to a material shortening of the deadline for delivery of the Graham Packaging Stockholders’ written consent approving the Merger.

The Merger Agreement contains certain customary covenants, including covenants providing (i) for each of the parties to use reasonable best efforts to cause the transaction to be consummated, including by taking actions necessary (including with respect to selling or disposing of businesses or assets) to obtain the requisite antitrust approval, (ii) for Graham Packaging to prepare and file with the Securities and Exchange Commission (the “SEC”) an information statement related to the Merger and the Merger Agreement and (iii) for Graham Packaging not to solicit alternative transactions.

At the closing of the Merger, Reynolds is required to pay, or cause to be paid, a cash payment of $245 million pursuant to contractual change in control provisions in Graham Packaging’s income tax receivable agreements with Blackstone Capital Partners III L.P. and the Graham family. This is the same amount as the payment that was required to be made under these agreements under the Prior Merger Agreement. These agreements were entered into in connection with Graham Packaging’s February 2010 initial public offering, and reference is made to Graham Packaging’s prior public filings for further information concerning such agreements. Upon the making of these payments, these income tax receivable agreements will terminate. In addition, Graham Packaging is also required to terminate at the closing of the Merger certain agreements including the Agreement and Plan of Recapitalization, Redemption and Purchase, dated December 18, 1997, among affiliates of Graham Packaging and the Graham family and the Sixth Amended and Restated Agreement of Limited Partnership of Holdings, dated as of February 4, 2010, and Graham Packaging is required to use its reasonable best efforts to terminate Graham Packaging’s Registration Rights Agreement, dated as of February 10, 2010, among affiliates of Graham Packaging, the Graham family and Blackstone, and the other parties thereto. Entities affiliated with the Graham family previously entered into an agreement with Graham Packaging in connection with the Prior Merger Agreement in which such entities agreed that the foregoing agreements would have been terminated at the closing of the merger contemplated by the Prior Merger Agreement. Such previous agreement with the Graham family remains in full force and effect and its provisions apply with respect to the Merger to the same extent as they applied to the merger contemplated by the Prior Merger Agreement. References to the Graham family refer to Graham Capital Company, GPC Investments, LLC, Graham Alternative Investment Partners I, LP, Graham Engineering Corporation or affiliates thereof or other entities controlled by Donald C. Graham and his family.

The foregoing description of the Merger Agreement is included herein to provide you with information regarding its terms. It does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto, and the amendment thereto, which is filed as Exhibit 2.2 hereto, and are incorporated herein by reference.

Graham Packaging Stockholder Voting Agreement

In connection with the execution of the Merger Agreement, the Graham Packaging Stockholders, entered into a Voting Agreement, dated as of June 17, 2011 (the “Graham Packaging Stockholder Voting Agreement”), with Reynolds, pursuant to which, among other things, the Graham Packaging Stockholders agreed, in the event that the Graham Packaging Stockholders did not execute and deliver their written consent to Merger provided for under the Merger Agreement, to vote their shares in favor of the adoption of the Merger Agreement. As described above, the Graham Packaging Stockholders have executed and delivered their written consent to the Merger and no further action of the stockholders of Graham Packaging is required to approve the Merger.

The foregoing description of the Graham Packaging Stockholder Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Graham Packaging Stockholder Voting Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction involving Reynolds and Graham Packaging, Graham Packaging will prepare an information statement for the stockholders of Graham Packaging to be filed with the SEC, and will mail the information statement to its stockholders and may file other documents regarding the proposed transaction with the SEC as well. Graham Packaging urges investors and stockholders to read the information statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and stockholders will be able to obtain, without charge, a copy of the information statement and other documents at the SEC’s web site, http://www.sec.gov or from Graham Packaging by directing a request by mail or telephone to Graham Packaging at 2401 Pleasant Valley Road, York, PA 17402, Attention: Investor Relations, (717) 771-3220.

Item 1.02.	Termination of a Material Definitive Agreement.

The information set forth in Item 1.01 regarding termination of (i) the Prior Merger Agreement and (ii) certain agreements at the closing of the Merger is hereby incorporated by reference.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 17, 2011, following the execution of the Merger Agreement and the amendment thereto, the Graham Packaging Stockholders, the holders (in the aggregate) of 40,295,507 shares of Graham Packaging common stock, constituting approximately 60% of the outstanding shares of Graham Packaging common stock, executed a written consent adopting and approving in all respects the Merger. No further approval of the stockholders of Graham Packaging is required to approve the Merger.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of Graham Packaging concerning the proposed merger of Graham Packaging with Reynolds and other future events and their potential effects on Graham Packaging. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk relating to the merger, many of which are beyond our control.

Item 9.01. Financial	Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger, dated as of June 17, 2011, among Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc.

Exhibit 2.2	Amendment to the Agreement and Plan of Merger, dated as of June 17, 2011, among Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc.

Exhibit 99.1	Voting Agreement, dated as of June 17, 2011, between Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III L.P. and Reynolds Group Holdings Limited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

GRAHAM PACKAGING COMPANY INC.

Date: June 22, 2011	By:	/S/ WILLIAM E. HENNESSEY
	Name:	William E. Hennessey
	Title:	Vice President, Corporate Controller and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Agreement and Plan of Merger, dated as of June 17, 2011, among Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc.

Exhibit 2.2	Amendment to the Agreement and Plan of Merger, dated as of June 17, 2011, among Reynolds Group Holdings Limited, Bucephalas Acquisition Corp. and Graham Packaging Company Inc.

Exhibit 99.1	Voting Agreement, dated as of June 17, 2011, between Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III L.P. and Reynolds Group Holdings Limited.